FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2008 Earnings Release
Regulated Information
May 7, 2008 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS 4.9% REVENUE GROWTH

AT IDENTICAL EXCHANGE RATES IN FIRST QUARTER OF 2008

Financial Highlights First Quarter 2008

•	Solid revenue growth: +4.9% at identical exchange rates

•	Strong organic revenue growth of +5.4%

•	Continued strong comparable store sales in the U.S. (+3.5%), continued improvement of comparable store sales growth in Belgium (+2.0%)

•	Excellent revenue growth (+15.0%) and operating profit growth (+55.8%) in Greece

•	Net profit from continuing operations increase of 4.6% at identical exchange rates

Other Highlights

•	Confirmation of our 2008 earnings guidance

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In this increasingly uncertain economic environment, all of our operating companies have focused successfully on keeping their customers loyal to their stores, providing strong revenue growth in the first quarter. Our competitive pricing and growing private label offering in particular have been instrumental in assuring sales momentum. We continue to focus on many sales and cost efficiency initiatives that will have increased impact in the second part of the year and will allow us to continue to offer highly competitive prices and to support our profitability. We fully expect to emerge from the weaker economic environment an even stronger company than we are today”.

Financial Highlights

	Q1 2008 (1)
In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
Revenues	4,498.9	-4.5%	+4.9%
Operating profit	205.7	-10.4%	-0.4%
Operating margin	4.6%	—	—
Profit before taxes and discontinued operations	157.2	-4.5%	+5.9%
Net profit from continuing operations	104.9	-4.7%	+4.6%
Group share in net profit	101.8	-8.6%	+0.5%
Basic net earnings per share (Group share in net profit)	1.02	-12.0%	-3.2%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 12.5% in the first quarter of 2008 (1 EUR = 1.4976 USD) compared to the first quarter of 2007.

FIRST QUARTER 2008 INCOME STATEMENT

In the first quarter of 2008, Delhaize Group posted solid growth in revenues of 4.9% at identical exchange rates. At actual exchange rates, revenues declined by 4.5% to EUR 4.5 billion due to a 12.5% weaker U.S. dollar versus the euro. Organic revenue growth showed a marked improvement of 5.4%. The revenue growth in the first quarter of 2008 was due to:

•	the strong 5.1% increase of U.S. revenues driven by a comparable store sales growth of 3.5% (3.3% excluding the effect of Easter);

•	the 0.8% increase of Belgian revenues, supported by a 2.0% comparable store sales growth yet negatively impacted by the divestiture of Di in 2007;

•	the continued outstanding performance of Alfa-Beta, showing a 15.0% increase in revenues, in addition to a very good first quarter last year; and

•	excellent revenue growth of 17.9% in Romania and Indonesia.

Delhaize Group ended the first quarter of 2008 with a sales network of 2,561 stores, representing a net addition of 16 stores for the quarter.

Gross margin declined to 25.3% of revenues (25.5% in 2007) as a result of the lower weight of the high gross margin business in the U.S. due to the U.S. dollar depreciation. At identical exchange rates, gross margin remained stable. Favorable mix changes at Food Lion (particularly toward private label and fresh products) and continued price optimization at Food Lion and Hannaford offset continued price investments at Sweetbay, higher logistic expenses from significant fuel cost increases and the negative gross margin impact from the divestiture of Di and the conversion of Cash Fresh stores to affiliated stores.

Other operating income increased by 8.3% at identical exchange rates and by 1.2% at actual rates to EUR 20.6 million mainly due to higher prices for recycled paper in the U.S.

Selling, general and administrative expenses rose 17 basis points as a percentage of revenues to 21.1% due to continued increases in utility costs, higher advertisement expenses and higher staff costs at Food Lion because of the earlier timing of store renewals. Operating expenses as a percentage of revenues at Delhaize Belgium were lower due to the divestiture of Di and the conversion of Cash Fresh stores to affiliates, while Sweetbay benefited from the leverage effect of increased revenues.

Other operating expenses amounted to EUR 2.4 million in the first quarter of 2008, a decrease of 34.0% compared to the first quarter of last year during which EUR 1.3 million store closing expenses were incurred at Sweetbay.

Operating margin was 4.6% of revenues and operating profit decreased by 0.4% at identical exchange rates (-10.4% at actual exchange rates to EUR 205.7 million).

Net financial expenses amounted to EUR 48.5 million, a decrease of 25.3% compared to the first quarter of 2007 and reflect lower interest costs due to the 2007 debt refinancing transaction and the weakening of the U.S. dollar.

The effective tax rate remained almost stable at 33.3% (33.1% in the first quarter of 2007). The favorable tax impact of the debt refinancing completed in the second quarter of 2007 almost equally offset the benefit of the U.S. tax refund received in the first quarter of last year.

Net profit from continuing operations increased by 4.6% at identical exchange rates (-4.7% at actual exchange rates) and amounted to EUR 104.9 million, or EUR 1.03 per basic share (EUR 1.13 in 2007). The result from discontinued operations, net of tax, amounted to EUR -0.2 million compared to EUR 3.1 million last year as the first quarter of 2007 included our Czech operations which have since been divested.

Group share in net profit amounted to EUR 101.8 million, an increase of 0.5% at identical exchange rates (-8.7% at actual exchange rates) compared to 2007. Per share, basic net profit was EUR 1.02 (EUR 1.16 in 2007) and diluted net profit was EUR 1.00 (EUR 1.11 in 2007).

CASH FLOW STATEMENT AND BALANCE SHEET

In the first quarter of 2008, net cash provided by operating activities amounted to EUR 260.9 million, an increase of 1.4% compared to EUR 257.3 million in 2007. Capital expenditures increased by 10.7% to EUR 121.7 million primarily due to the timing of new store openings, earlier remodelings at Food Lion and the ongoing renewal of the Belgian distribution centers.

Delhaize Group generated free cash flow of EUR 59.5 million, a decrease of EUR 90.3 million compared to last year as a result of the advance payment of the acquisition of Plus Hellas in Greece and of the purchase of land near Athens to build a new distribution center for fresh products. Delhaize Group held EUR 314.2 million cash and cash equivalents at the end of March 2008.

The net debt to equity ratio continued to improve, decreasing to 57.7% compared to 61.0% at the end of 2007. Delhaize Group’s net debt amounted to EUR 2.1 billion at the end of March 2008, a decrease of EUR 182.7 million compared to EUR 2.2 billion at the end of December 2007 due to the weakening of the U.S. dollar and the continued generation of free cash flow.

In March 2008, Standard and Poor’s raised Delhaize Group’s credit rating to investment grade as a result of the steady improvement of Delhaize Group’s credit metrics and its strong operational performance.

SEGMENT REPORTING

First Quarter 2008		Revenues			Operating Margin				Operating Profit/(Loss)
	(in millions)	1st Q 2008	1st Q 2007	2008 /2007	1st Q 2008		1st Q 2007		1st Q 2008		1st Q 2007		2008 /2007
United States	USD	4,601.7	4,380.0	+5.1%	5.2%		5.5%		241.2		240.6		+0.2%

United States	EUR	3,072.6	3,342.0	-8.1%	5.2%		5.5%		160.9		183.6		-12.3%
Belgium(1)	EUR	1,069.2	1,060.9	+0.8%	3.7	%(2)	4.1	%(2)	40.0	(2)	43.6	(2)	-8.3%
Greece	EUR	312.6	271.8	+15.0%	3.4%		2.5%		10.6		6.8		+55.8%
Rest of the World(3)	EUR	44.5	37.7	+17.9%	2.1%		2.5%		1.0		0.9		+17.0%
Corporate	EUR	—	—	N/A	N/A		N/A		(6.8	)(2)	(5.3	)(2)	-27.8%

TOTAL	EUR	4,498.9	4,712.4	-4.5%	4.6%		4.9%		205.7		229.6		-10.4%

(1)	Excluding Di from 2007 results, revenues increased by 2.9% and operating profit decreased by 6.3%.
(2)	In 2007, operating margin and operating profit for “Belgium” and “Corporate” have been adjusted based on the new cost allocation policy implemented in 2008.
(3)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). It excludes Delvita reclassified to results from discontinued operations until its sale on May 31, 2007.

•

In the first quarter of 2008, revenues from our operations in the United States grew strongly by 5.1% to USD 4.6 billion (EUR 3.1 billion). Revenue growth was supported by a comparable store sales growth of 3.5% (3.3% excluding the impact of Easter) and more store openings, particularly at Food Lion which added 15 stores compared to the first quarter of 2007.

Revenues in the U.S. in the first quarter of this year were supported by high retail inflation and more customer transactions in all U.S. operating companies, confirming the solid loyalty of our customers in these more difficult economic times. The average number of items sold per transaction decreased at Food Lion and Hannaford reflecting more careful consumer spending.

Our U.S. companies continued their rapid roll-out of high quality private label products, offering an attractive alternative to higher priced national brand products for cost-conscious consumers. As a consequence, our private label revenues have increased significantly.

At Food Lion, retail modifications based on our customer segmentation work were further implemented in the quarter. In the 200 stores where the roll-out is the most advanced, revenue growth exceeded total company revenue growth. Food Lion’s 100 stores that were renewed in 2007 showed double-digit revenue growth this quarter. Hannaford achieved revenue and market share growth supported by its competitive pricing and innovative strategy. Revenues at Sweetbay evolved favorably due to the reinforcement of the Sweetbay brand and more competitive pricing since the middle of last year.

At the end of March 2008, Delhaize Group operated 1,574 supermarkets in the U.S. In the first quarter of 2008, Delhaize Group completed the remodeling of 11 supermarkets in the U.S., including 10 Food Lion stores.

In the first quarter of 2008, operating profit remained stable at identical exchange rates while operating margin decreased to 5.2% of revenues (5.5% in the first quarter of 2007). Gross margin increased due to favorable product mix changes at Food Lion (primarily through more private label and fresh product sales), and price optimization at Food Lion and Hannaford. Cost inflation was largely passed through to the consumer, with the exception of Sweetbay where price investments that started in the summer of 2007 continued. Operating expenses increased particularly due to earlier market renewals at Food Lion in addition to higher advertising and fuel costs.

In 2008, Delhaize Group plans to open between 50 and 55 new supermarkets in the U.S. In addition, the Group plans to close approximately 18 stores of which nine will be relocated, resulting in a net increase of 32 to 37 stores.

Approximately 150 U.S. stores will be remodeled in 2008. Food Lion will remodel 141 stores as part of its market and store renewal programs. Four market renewals are planned by Food Lion for the year 2008: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia and Savannah, Georgia.

•

In the first quarter of 2008, revenues of Delhaize Belgium increased by 0.8% to EUR 1.1 billion. The divestiture in June 2007 of Di, the beauty and body care business, had a negative impact on revenue growth. Excluding Di, revenues would have grown by 2.9%. Comparable store sales grew by 2.0%, continuing the improving trend of the fourth quarter of 2007.

The sales network of Delhaize Belgium was extended by 10 stores to 748 at the end of March 2008, including 139 company-operated supermarkets in Belgium, 34 stores in the Grand Duchy of Luxembourg and four stores in Germany. Market share declined in Belgium in the first quarter due to many competitive openings, the temporary closure of Cash Fresh stores during conversion work to Delhaize banners, and two permanent Cash Fresh store closures.

Operating profit decreased by 8.3%. The operating margin of Delhaize Belgium was 3.7%, consistent with the full year 2007 operating margin of 3.8% (adjusted for the change in cost allocation policy previously announced). Compared to the first quarter of last year, the operating margin declined by 37 basis points due to higher labor costs as a result of the automatic indexation of salary scales and higher depreciation.

Since the beginning of the year, Delhaize Belgium reduced prices of more than 600 high volume products, which has been largely compensated through more favorable buying terms. As a consequence, internal inflation of Delhaize Belgium remained 189 basis points below national food inflation in the first quarter of 2008.

Delhaize Belgium expects to end 2008 with a store network of between 788 and 793 stores, as a result of the net addition of 50 to 55 stores (including three company-operated supermarkets), compared to 27 in 2007. Delhaize Belgium plans to remodel 16 stores in 2008 and convert the remaining Cash Fresh stores to Delhaize banners.

•

In the first quarter of 2008, revenues in Greece grew at a 15.0% excellent pace driven by high comparable store sales growth, solid revenue trends in the stores remodeled last year and new store openings. The operating margin of Alfa-Beta increased to 3.4% of revenues (2.5% last year) due to the excellent revenue growth, a favorable product mix, better supplier terms and better inventory results. Operating profit increased by 55.8%.

In 2008, the sales network of Alfa-Beta is expected to pass the threshold of 200 stores thanks to 16 store openings and the acquisition of Plus Hellas, completed on April 1, 2008, adding 34 stores and a new distribution center close to Thessaloniki.

•

Revenues in the Rest of the World segment of Delhaize Group (Romania and Indonesia) increased by 17.9% in the first quarter of 2008 to EUR 44.5 million, as a result of the expansion of the store network and the excellent revenue performance in the existing stores in both countries. The Rest of the World segment recorded an operating profit of EUR 1.0 million in the first quarter of 2008.

On March 31, 2008, Delhaize Group has entered into an agreement to purchase 14 supermarkets in Romania for an amount of EUR 18.6 million, subject to contractual adjustments. This transaction is expected to close at the latest in the third quarter of this year.

In 2008, Delhaize Group expects to increase its sales network by 29 stores in the Rest of the World segment to a total of 107 stores, including the 14 La Fourmi supermarkets to be acquired in Romania.

2008 FINANCIAL OUTLOOK

On the basis of its first quarter results and its plans and expectations for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on March 6, 2008.

As announced in our 2008 guidance in March of this year, we expect our 2008 earnings growth to be significantly weighted towards the second half of the year. The reasons for this are:

•	timing of the expected positive earnings impact from market renewals at Food Lion;

•	roll-out costs of the U.S. private label program;

•	timing of the anticipated benefits of cost and efficiency projects;

•	timing of store openings in the Group;

•

lower base of comparison in the second half of 2008 versus 2007, especially due to the Sweetbay impairment charge in the fourth quarter of 2007, the major price investments made at Hannaford and Sweetbay in the second half of 2007, and the weaker results of Delhaize Belgium in the second half of 2007.

Our 2008 guidance does not include the impact of the acquisition of Plus Hellas, which was closed on April 1, 2008. We currently estimate for 2008 a positive impact on Delhaize Group revenue of approximately EUR 70 million and a negative impact of between EUR 10 to 15 million on operating profit due the conversion expenses to the Alfa-Beta banners.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the first quarter 2008 results during a conference call starting May 7, 2008 at 03.00 pm CET / 09:00 am ET. The conference call can be attended by calling + 44 20 7108 6390 (U.K.) or +1 210 795 0624 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

FINANCIAL CALENDAR

• Ordinary general meeting of shareholders	May 22, 2008
• Dividend for the financial year 2007 becomes payable to owners of ordinary shares	May 30, 2008
• Dividend for the financial year 2007 becomes payable to ADR holders	June 11, 2008
• Press release - 2008 second quarter results	August 4, 2008
• Press release - 2008 third quarter results	November 6, 2008

CONTACTS

Guy Elewaut: + 32 2 412 29 48
Geert Verellen: + 32 2 412 83 62
Aurélie Bultynck: + 32 2 412 83 61
Amy Shue: +1 704 633 82 50 (ext. 2529)

DELHAIZE GROUP CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Condensed Consolidated Income Statements (Unaudited)

(in millions of EUR)	1st Q 2008	1st Q 2007
Revenues	4,498.9	4,712.4
Cost of sales	(3,360.8)	(3,511.5)
Gross profit	1,138.1	1,200.9
Gross margin	25.3%	25.5%
Other operating income	20.6	20.4
Selling, general and administrative expenses	(950.6)	(988.0)
Other operating expenses	(2.4)	(3.7)

Operating profit	205.7	229.6
Operating margin	4.6%	4.9%
Finance costs	(51.8)	(69.0)
Income from investments	3.3	4.1

Profit before taxes and discontinued operations	157.2	164.7
Income tax expense	(52.3)	(54.6)

Net profit from continuing operations	104.9	110.1

Result from discontinued operations, net of tax	(0.2)	3.1
Net profit (before minority interests)	104.7	113.2

Net profit attributable to minority interests	2.9	1.8
Net profit attributable to equity holders of the Group (Group share in net profit)	101.8	111.4

(in EUR, except number of shares)
Net profit from continuing operations:
Basic earnings per share	1.03	1.13
Diluted earnings per share	1.00	1.08
Group share in net profit:
Basic earnings per share	1.02	1.16
Diluted earnings per share	1.00	1.11
Weighted average number of shares outstanding:
Basic	99,354,307	95,691,385
Diluted	103,416,614	102,844,613
Shares issued at the end of the 1st quarter	100,280,507	96,788,970

Shares outstanding at the end of the 1st quarter	99,364,467	95,809,316

Average USD per EUR exchange rate	1.4976	1.3106

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	March 31, 2008	December 31, 2007	March 31, 2007
Assets
Non-current assets	6,329.9	6,624.9	6,794.7
Goodwill	2,300.0	2,445.7	2,670.5
Intangible assets	514.9	552.1	593.8
Property, plant and equipment	3,233.6	3,383.1	3,365.7
Investment property	39.7	40.0	24.2
Financial assets	225.4	194.0	126.8
Other non-current assets	16.3	10.0	13.7
Current assets	2,225.9	2,197.0	2,411.6
Inventories	1,191.2	1,262.0	1,301.6
Receivables and other assets	602.3	643.1	535.0
Financial assets	118.2	43.0	60.9
Cash and cash equivalents	314.2	248.9	336.8
Assets classified as held for sale	—	—	177.3
Total assets	8,555.8	8,821.9	9,206.3

Liabilities
Total equity	3,572.8	3,676.0	3,637.9
Shareholders’ equity	3,521.2	3,627.3	3,599.9
Minority interests	51.6	48.7	38.0
Non-current liabilities	2,820.0	2,925.2	3,264.8
Long-term debt	1,840.0	1,911.7	2,149.2
Obligations under finance lease	557.8	595.9	614.0
Derivative instruments	—	—	2.4
Deferred taxes liabilities	176.3	171.5	183.6
Provisions	196.4	207.2	278.6
Other non-current liabilities	49.5	38.9	37.0
Current liabilities	2,163.0	2,220.7	2,303.6
Short-term borrowings	72.3	41.5	29.1
Long-term debt	108.3	108.9	173.8
Obligations under finance lease	37.0	39.0	36.8
Derivative instruments	1.1	1.1	—
Accounts payable	1,297.9	1,435.8	1,363.4
Other current liabilities	646.4	594.4	653.0
Liabilities associated with assets held for sale	—	—	47.5

Total liabilities and equity	8,555.8	8,821.9	9,206.3

USD per EUR exchange rate	1.5812	1.4721	1.3318

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions of EUR)	1st Q 2008		1st Q 2007
Operating activities
Net profit (before minority interests)	104.7		113.2
Adjustments for
Depreciation – continuing operations	100.4		107.0
Amortization – continuing operations	12.6		13.1
Depreciation and amortization – discontinued operations	0.1		—
Impairment – continuing operations	0.1		0.6
Impairment – discontinued operations	—		(1.4)
Income taxes, finance costs and income from investments	100.9		119.5
Other non-cash items	8.7		7.5
Changes in operating assets and liabilities	(32.4)		(68.4)
Interest paid	(31.6)		(28.5)
Interest and dividends received	3.2		6.5
Income taxes paid	(5.8)		(11.8)
Net cash provided by operating activities	260.9		257.3

Investing activities
Business acquisitions and disposals	(12.2	) (1)	—
Purchase of tangible and intangible assets (capital expenditures)	(121.7)		(109.9)
Net investment in debt securities	(4.9)		(28.5)
Other investing activities	(67.5	) (2)	2.4
Net cash used in investing activities	(206.3)		(136.0)

Cash flow before financing activities	54.6		121.3

Financing activities
Proceeds from the exercise of share warrants and stock options	0.4		19.6
Treasury shares purchased	—		(25.9)
Dividends paid (including dividends paid by subsidiaries to minority interests)	(0.3)		(0.4)
Escrow maturities	4.1		4.6
Borrowings under / repayments of long-term loans (net of direct financing costs)	(13.3)		(11.5)
Borrowings under / repayments of short-term loans	31.4		(78.0)
Settlement of derivative instruments	0.3		—

Net cash provided by (used in) financing activities	22.6		(91.6)

Effect of foreign exchange translation differences	(11.9)		(2.3)
Net increase in cash and cash equivalents	65.3		27.4
Cash and cash equivalents at beginning of period	248.9		314.3
Cash and cash equivalents at end of period	314.2		341.7 (3)

(1)	Acquisition by Alfa-Beta for EUR 12.2 million of P.L.L.C.
(2)	Includes EUR 70 million for the acquisition of Plus Hellas.
(3)	Of which EUR 4.9 million included in assets classified as held for sale.

Condensed Consolidated Statements of Recognized Income and Expense (Unaudited)

(in millions of EUR)	1st Q 2008	1st Q 2007
Amortization of deferred gain/(loss) on hedge, net of tax	0.1	0.7
Unrealized gain/(loss) on securities held for sale, net of tax	1.4	0.2
Exchange differences gain/(loss) on foreign exchange translation	(213.9)	(41.0)

Net expense recognized directly in equity	(212.4)	(40.1)
Net profit	104.7	113.2

Total recognized income and expense for the period	(107.7)	73.1
Amount attributable to minority interest	2.9	1.8
Amount attributable to equity holders of the Group	(110.6)	71.3

Notes (Unaudited)

General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended March 31, 2008 were authorized for issue by the Board of Directors on May 6, 2008.

Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared using accounting policies consistent with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). Delhaize Group has not applied any EU variations from IFRS. These financial statements are presented in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2007 included in Delhaize Group’s 2007 Annual Report, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied herein are consistent with those applied in Delhaize Group’s 2007 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued at the date of authorization of these interim condensed financial statements, but not yet effective at the balance sheet date.

Acquisitions

P.L.L.C.

On February 14, 2008, Alfa-Beta completed the acquisition of P.L.Logistics Center – Dianomes – Apothikefsis—Logistics (P.L.L.C.) for an amount of EUR 12.2 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution centre of fresh products will be constructed. The fair value of the acquired land amounts to EUR 7.3 million and a provisional goodwill of EUR 5.5 million was recognized, which will be finalized with the completion of the purchase accounting exercise in the next quarters. P.L.L.C. has been included in the consolidated financial statements as of February 14, 2008.

Plus Hellas

On April 1, 2008, Delhaize Group completed the 100% acquisition of the Greek retailer Plus Hellas through its subsidiary Alfa-Beta for an amount of EUR 69.5 million, subject to customary contractual adjustments. The Plus Hellas network consists of 34 stores and a distribution center (of which 11 stores and the distribution center are owned). The Plus Hellas stores will be converted to Alfa-Beta banners. This business combination will be recorded in the second quarter of 2008.

La Fourmi

Delhaize Group has entered into an agreement on March 31, 2008 to acquire La Fourmi, which operates 14 supermarkets (of which 4 owned) in Bucharest, which will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition of La Fourmi is subject to customary conditions, including the approval by the Romanian antitrust authorities. This transaction is expected to close at the latest in the third quarter of 2008.

Income Statement

Other Operating Income

(in millions of EUR)	1st Q 2008	1st Q 2007
Rental income	4.9	4.9
Recycling income	4.9	4.2
Gain on sale of property, plant and equipment	0.3	1.0
Services rendered to wholesale customers	0.4	0.4
Income from recharges of marketing expenses	1.4	1.6
Recharges to suppliers	3.8	2.7
Other	4.9	5.6

Total	20.6	20.4

Other Operating Expenses

(in millions of EUR)	1st Q 2008	1st Q 2007
Store closing and restructuring expenses	(0.6)	(2.1)
Impairment losses	(0.1)	(0.6)
Loss on sale of property, plant and equipment	(1.4)	(0.9)
Other	(0.3)	(0.1)

Total	(2.4)	(3.7)

Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3,627.3	48.7	3,676.0

Net expense recognized directly in equity	(212.4)	—	(212.4)
Net profit	101.8	2.9	104.7

Total recognized income and expense for the period	(110.6)	2.9	(107.7)

Treasury shares sold upon exercise of employee stock options	0.6	—	0.6
Tax payment for restricted shares vested	(0.2)	—	(0.2)
Excess tax benefit on employee stock options and restricted shares	(1.0)	—	(1.0)
Share-based compensation expense	5.1	—	5.1

Balances at March 31, 2008	3,521.2	51.6	3,572.8

Shares issued	100,280,507
Treasury shares	916,040
Shares outstanding	99,364,467

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net expense recognized directly in equity	(40.1)	—	(40.1)
Net profit/(loss)	111.4	1.8	113.2

Total recognized income and expense for the period	71.3	1.8	73.1

Capital increases	10.9	—	10.9
Treasury shares purchased	(25.9)	—	(25.9)
Treasury shares sold upon exercise of employee stock options	8.7	—	8.7
Excess tax benefit on employee stock options and restricted shares	4.6	—	4.6
Share-based compensation expense	5.1	—	5.1

Balances at March 31, 2007	3,599.9	38.0	3,637.9

Shares issued	96,788,970
Treasury shares	979,654
Shares outstanding	95,809,316

Issuance and Repurchase of Equity Securities

In the first quarter of 2008, Delhaize Group did not issue new shares or purchase any of its own shares, and used 22,909 of its treasury shares. Delhaize Group owned 916,040 treasury shares at the end of March 2008.

Property, Plant and Equipment

During the first quarter of 2008, Delhaize Group added EUR 118.9 million in property, plant and equipment, including EUR 8.5 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 3.0 million.

Related Party Transactions

There were no related party transactions during the first quarter of 2008.

Contingencies

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses was accessed or obtained. Various litigations have been filed against Hannaford and affiliates on behalf of customers seeking damages and other related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation vigorously although it cannot predict the outcome of such litigation. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation.

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP (generally accepted accounting principles) financial measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group can differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Number of Stores

	End of 1st Q 2008	Change 1st Q 2008		End of 2007		End of 2008 Planned
United States	1,574	+4	(1)	1,570		1,602-1,607(2)
Belgium (excl. Di)	748	+10		738	(3)	788-793
Greece	160	+1		159		208(4)
Romania	23	+1		22		28(5)
Indonesia	56	—		56		65

Total	2,561	+16		2,545		2,691-2,701

(1)	Including the opening or acquisition of eight new stores, the closing of three stores that were relocated and the closing of one other store.
(2)	In 2008, Delhaize Group expects to open 50 to 55 new supermarkets in the U.S. The Group plans to close nine stores to be relocated and nine other stores. This will result in a net increase of 32 to 37 stores.
(3)	Including 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(4)	Including 34 Plus Hellas stores acquired on April 1st 2008.
(5)	Excluding the 14 La Fourmi stores to be acquired as announced on March 31, 2008.

Organic Revenue Growth Reconciliation

(in millions of EUR)	1st Q 2008	1st Q 2007	% Change
Revenues	4,498.9	4,712.4	-4.5%
Effect of exchange rates	443.7	—
Revenues at identical exchange rates	4,942.6	4,712.4	+4.9%
Divestiture of Belgian beauty & body care business Di		(22.1)

Organic revenue growth	4,942.6	4,690.3	+5.4%

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2008	1st Q 2007
Net cash provided by operating activities	260.9	257.3
Net cash used in investing activities	(206.3)	(136.0)
Net investment in debt securities	4.9	28.5

Free cash flow	59.5	149.8

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2008	December 31, 2007	March 31, 2007
Non-current financial liabilities	2,397.8	2,507.6	2,763.2
Current financial liabilities	217.6	189.4	239.7
Derivative liabilities	1.1	1.1	2.4
Derivative assets	(96.7)	(52.8)	—
Investment in securities—non-current	(109.7)	(116.1)	(115.1)
Investment in securities—current	(34.5)	(36.2)	(60.6)
Cash and cash equivalents	(314.2)	(248.9)	(336.8)

Net debt	2,061.4	2,244.1	2,492.8
Net debt to equity ratio	57.7%	61.0%	68.5%

Identical Exchange Rates Reconciliation

	1st Q 2008			1st Q 2007	2008/2007
(in millions of EUR, except per share amounts)	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,498.9	+443.7	4,942.6	4,712.4	-4.5%	+4.9%
Operating profit	205.7	+23.1	228.8	229.6	-10.4%	-0.4%
Net profit from continuing operations	104.9	+10.3	115.2	110.1	-4.7%	+4.6%
Basic EPS from continuing operations	1.03	+0.10	1.13	1.13	-9.4%	-0.2%
Net profit (Group share)	101.8	+10.2	112.0	111.4	-8.6%	+0.5%
Basic earnings per share	1.02	+0.11	1.13	1.16	-12.0%	-3.2%
Free cash flow	59.5	+20.9	80.4	149.8	-60.3%	-46.3%

(in millions of EUR)	March 31, 2008			Dec 31, 2007	Change
Net debt	2,061.4	+54.5	2,115.9	2,244.1	-8.1%	-5.7%

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated balance sheet, income statement, statement of recognized income and expense, statement of cash flows and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the Company”) and its subsidiaries (jointly “the Group”) for the three months period ended March 31, 2008. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review. The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting”.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended March 31, 2008 is not prepared, in all material respects, in accordance with legal and regulatory requirements and IAS 34 “Interim Financial Reporting” as adopted by the European Union.

The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 9, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President